Exhibit (a)(13)
NEW VALLEY CORPORATION
Unanimous Written Consent in Lieu of Meeting
of the Board of Directors
     The undersigned, being all of the directors of the Corporation, hereby consent, pursuant to Section 141(f) of the General Corporation Law of the State of Delaware, to the adoption of resolutions below taking or authorizing the actions specified therein.
     WHEREAS, a Special Meeting of the Board of Directors (the “Board”) of New Valley Corporation (the “Corporation”) was held, commencing at 11:00 a.m. on Friday, September 30, 2005, at the Corporation’s offices at 712 Fifth Avenue, New York, New York (the “September 30th Meeting”).
     WHEREAS, at the September 30th Meeting, the Board appointed a special committee of independent directors of the Board (the “Special Committee”) and adopted related recitals and resolutions (the “Special Committee Resolutions”).
     WHEREAS, the Special Committee has requested that the Special Committee Resolutions be amended and restated.
     NOW, THEREFORE BE IT:
     RESOLVED, that the Board ratifies and affirms the appointment of the Special Committee effective as of the September 30th Board Meeting and that the authority of the Special Committee from and as of the September 30th Board Meeting shall not be impaired by the following resolutions; and further
     RESOLVED, that the Special Committee Resolutions be amended and restated by the following;
     WHEREAS, Vector Group Ltd. (“Vector”), the majority stockholder of New Valley Corporation (the “Corporation”), has informed the Corporation that Vector intends to make an offer to the stockholders of the Corporation to acquire all of the outstanding shares of the Corporation’s common shares that Vector or VGR Holding Inc., Vector’s wholly-owned subsidiary, does not already own (such offer, as it may be modified from time to time, the “Offer”);
     WHEREAS, the federal securities laws require the Corporation to make a recommendation regarding the Offer to its stockholders;
     WHEREAS, the Corporation’s Board of Directors (the “Board”) has determined that Messrs. LeBow, Lorber, Lampen and Beinstein have a conflict of interest regarding the Offer;
     WHEREAS, it is desirable and appropriate that the Board appoint a special committee of independent directors of the Board to represent the rights and interests of the stockholders of the Corporation other than Vector or its officers, directors and other affiliates (the “Public Stockholders”) in connection with the Offer (the “Special Committee”);

     WHEREAS, Vector has informed the Corporation that Vector is not interested in selling its shares in the Corporation;
     WHEREAS, in light of the foregoing, the Board of Directors has determined to create the Special Committee and delegate to the Special Committee the power and authority set forth below;
     RESOLVED, that the Board of Directors appoints the Special Committee to consist of Messrs. Burns, Kramer, Ridings and Rivas; and further
     RESOLVED, that the Special Committee is authorized and instructed to represent only the rights and interests of the Public Stockholders; and further
     RESOLVED, that the Special Committee is authorized and empowered on behalf of the Board to (i) review, consider and evaluate the Offer, (ii) discuss and negotiate with Vector and its representatives and advisors the terms of the Offer and any modifications in the Offer or in its implementation deemed to be desirable or appropriate by the Special Committee, and (iii) determine conclusively whether or not the Board shall recommend the Offer to the Public Stockholders and convey any such determination as required by the federal securities laws; and further
     RESOLVED, that, in light of the fact that Vector has informed the Corporation that Vector is not interested in selling its shares in the Corporation, the Special Committee shall not be empowered to initiate, solicit or accept alternative proposals with respect to the acquisition of any of the assets or of the capital stock of the Corporation or any of its subsidiaries; and further
     RESOLVED, that the Special Committee is empowered to hire, on terms and conditions acceptable to the Special Committee and at the Corporation’s expense, legal, financial and public relations advisors who are independent of Vector and the Corporation, including not having been engaged by either Vector, the Corporation or their subsidiaries within the prior three years, to assist the Special Committee in the evaluation of the Offer and the fulfillment of its duties, as described above, and to enter into, on behalf of the Corporation, agreements to retain such advisors, which may include, among other things, indemnification arrangements that are acceptable to the Special Committee; and further
     RESOLVED, that, to the fullest extent permitted by applicable law, the deliberations and records of the Special Committee shall be confidential and, without limiting the generality of the foregoing, all statutory and common law privileges shall be available with respect to legal advice rendered to, and documents prepared by counsel to assist, the Special Committee in its deliberations; and further

     RESOLVED, that the officers, employees and agents of the Corporation be, and the same hereby are, directed to furnish the Special Committee and its advisers such information as the Special Committee or its advisers may request in order to fulfill its duties as described above and to cooperate with the Special Committee and its advisers in all such respects; and further
     RESOLVED, that in consideration of the willingness of the members of the Special Committee to act in such capacities, the Corporation shall promptly pay to each member of the Special Committee, and each such member may accept, a fee of $45,000, with an additional fee of $10,000 for the chairman of the Special Committee, and shall reimburse the members of the Special Committee for all of their reasonable out-of-pocket costs and expenses incurred in connection with such service; and further
     RESOLVED, that the Corporation shall, to the fullest extent not prohibited by the Delaware General Corporation Law, indemnify each member of the Special Committee who was or is a party or is threatened to be made a party to any threatened, pending or contemplated action, suit or proceeding, whether civil, criminal, administrative or investigative, based in whole or in part on the fact that such person is or was a member of the Special Committee (“Proceeding”), from and against any and all expenses, damages or other costs incurred by such member of the Special Committee in connection with such Proceeding and that the expenses incurred by such member of the Special Committee shall be paid by the Corporation promptly upon the incurrence thereof in advance of the final disposition of such action, suit or proceeding to the fullest extent not prohibited by the Delaware General Corporation Law.

     IN WITNESS WHEREOF, this written consent has been executed by each director on the date indicated opposite such director’s name

Director	Date Executed

/s/ Bennett S. LeBow Bennett S. LeBow	10/20/05

/s/ Howard M. Lorber Howard M. Lorber	10/21/05

/s/ Richard J. Lampen Richard J. Lampen	10/19/05

/s/ Henry C. Beinstein Henry C. Beinstein	10/19/05

/s/ Arnold I. Burns Arnold I. Burns	10/21/05

/s/ Ronald J. Kramer Ronald J. Kramer	10/20/05

/s/ Barry W. Ridings Barry W. Ridings	10/21/05

/s/ Victor M. Rivas Victor M. Rivas	10/20/05

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